UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.
One Financial Plaza
501 N. Broadway
St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

Stifel, Nicolaus Profit Sharing 401(k) Plan

EIN 43-0538770 PN 001

Accountants' Report and Financial Statements

December 31, 2006 and 2005

Stifel, Nicolaus Profit Sharing 401(k) Plan

December 31, 2006 and 2005

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
July 13, 2007

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Investments, At Fair Value	$ 92,440,497	$ 79,393,272
Receivables
Employer's contribution	10,955	- -
Participant's contribution	130,619	- -
	141,574	- -

Net Assets Available for Benefits	$ 92,582,071	$ 79,393,272

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005
	2006	2005

Investment Income
Net appreciation in fair value of investments	$ 5,898,792	$ 8,317,731
Interest and dividends	1,180,832	530,410

Net investment income	7,079,624	8,848,141

Contributions
Employer	1,279,600	437,447
Participants	11,956,950	6,645,039
Rollovers	116,549	3,703,490

	13,353,099	10,785,976

Total additions	20,432,723	19,634,117

Deductions
Benefits paid directly to participants	7,193,084	4,994,812
Administrative expenses and other	50,840	61,838

Total deductions	7,243,924	5,056,650

Net Increase	13,188,799	14,577,467

Net Assets Available for Benefits, Beginning of Year	79,393,272	64,815,805
Net Assets Available for Benefits, End of Year	$ 92,582,071	$ 79,393,272

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 1: Description of the Plan

The following description of Stifel, Nicolaus Profit Sharing 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Prudential Retirement Insurance and Annuity Company ("Trustee") is the trustee and custodian of the Plan.

Contributions

Each year, the Company contributes a percentage of eligible participant contributions as determined by the Company's Board of Directors. For the years ended December 31, 2006 and 2005, the Board elected to match 50% of the first $2,000 and $1,000, respectively, contributed by the participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2006 or 2005.

Participants may contribute an amount from 1% to 100% of their eligible compensation in increments of 1%. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various pooled separate accounts, mutual funds, a guaranteed account, the common stock of the Company's parent and a self-directed brokerage account. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company's contributions portion of their accounts plus earnings thereon is based on years of service. A participant is fully vested after three years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Company's contributions and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of his account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings or by check. Interest on the loans is based on local prevailing rates as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position ("FSP") AAG INV-1 and Statement of Position ("SOP") No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"). The FSP requires that the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contact value basis for the fully-benefit responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005. For the years ended December 31, 2006 and 2005, the Plan has determined that contract value equals fair value.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage account are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Account is valued at contract value which equals fair value (Note 4). Participant loans and investments in the guaranteed income account are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Note 3: Investments

The Plan's investments are held by Prudential Retirement Insurance and Annuity Company. The following table presents the Plan's investments. Investments that represent 5% or more of total plan assets in either year are separately identified.
	2006	2005
Investments at Fair Value

Common Stock
Stifel Financial Corp.	$ 13,191,313	$ 11,251,686
Mutual Funds
American Funds Investment Company of America	11,324,624	9,957,338
Other	4,511,938	-
Self-Directed Brokerage Account	8,108,160	6,748,121

Investments at Estimated Fair Value

Pooled Separate Accounts
Small Cap Growth/Timessquare Fund	7,311,990	7,297,865
Small Cap Value/Perkins, Wolf, McDonnell Fund	-	4,107,013
Templeton Foreign Account	-	5,656,529
Other	19,613,122	17,177,130

Investments at Contract Value Which Equals Fair Value

Prudential Guaranteed Income Account	12,335,184	9,453,222

Investments at Cost Which Approximates Fair Value

Participant Loans	1,966,851	1,706,824
Total investments	$ 92,440,497	$ 79,393,272

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

During the years ended 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $5,898,792 and $8,317,731, respectively, as follows:
	2006	2005

Investments at Fair Value
Mutual funds	$ 1,655,051	$ 471,811
Stifel Financial Corp. common stock	633,852	4,930,260
Self-directed brokerage account	967,863	171,241

Investments at Estimated Fair Value
Pooled separate accounts	2,642,026	2,744,419

Net appreciation in fair value	$ 5,898,792	$ 8,317,731

Interest and dividends realized on the Plan's investments for the years ended 2006 and 2005 were $1,180,832 and $530,410, respectively.

Note 4: Investment Contract with Prudential

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. As there are no known cashflows that could be discounted, the fair value for these contracts is equal to the contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract for the years ended December 31, 2006 ad 2005 was 3.65% and 3.25%, respectively.

Note 5: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer or relatives of such persons.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2006 and 2005

Active participants can purchase the common stock of Stifel Financial Corp., the parent of the Company, from their existing account balances. At December 31, 2006 and 2005, participants held 336,256 and 299,327 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $50,840 and $61,838 of record keeping fees to the Trustee during 2006 and 2005, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

Note 6: Plan Amendment

Effective January 1, 2006, the Plan was amended and restated.

Supplemental Schedule

Stifel, Nicolaus Profit Sharing 401(k) Plan EIN 43-0538770 PN 001 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2006

Investment Type and Issuer	Description of Investment		Current Value

* Prudential Retirement Insurance and Annuity Company Pooled Separate Accounts
Dyden S&P 500 Index Fund	35,623	Units	$ 2,979,739
High Grade Bond/BSAM Fund	162,047	Units	2,490,187
International Growth/Artisan Partners	110,467	Units	1,701,153
Large Cap Growth/Wellington Management	143,516	Units	1,069,688
Large Cap Value/Wellington Management	471,456	Units	7,082,033
Mid Cap Growth/Artisan Partners	284,216	Units	3,482,530
Mid Cap Value/Wellington Management	158,014	Units	3,452,684
Small Cap Growth/Timessquare Fund	269,741	Units	7,311,990
Small Cap Value/MEA Fund	151,634	Units	4,437,141
International Value/LSV Asset Management	460,357	Units	6,995,282

* Prudential Guaranteed Income Account	3.65% %		12,335,184

* Stifel Financial Corp Common Stock	336,256	Shares	13,191,313

Mutual Funds
American Funds Investment Company of America Fund	338,250	Shares	11,324,624
American Funds Growth Fund of America Fund	138,149	Shares	4,511,938

Self-Directed Brokerage Account	8,108,160	Units	8,108,160

Participant Loans	5.0% - 10.0%		1,966,851

			$ 92,440,497

  Represents party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(k) Plan (Name of Plan)

Date: July 16, 2007	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES
EXHIBIT INDEX

December 31, 2006

Exhibit Number	Description
23.1	Consent of BKD, LLP